L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

Exhibit 12

	L-3
	Year Ended December 31,
	2003		2002		2001		2000		1999
Earnings:
Income before income taxes and cumulative effect of a change in accounting principle	$433,813		$314,023		$186,222		$134,079		$95,430
Add:
Interest expense	124,706		115,100		80,002		87,308		56,686
Amortization of debt expense	7,977		7,392		6,388		5,724		3,904
Interest component of rent expense	24,364		22,342		14,332		11,882		7,500
Earnings	$590,860		$458,857		$286,944		$238,993		$163,520
Fixed charges:
Interest expense	124,706		115,100		80,002		87,308		56,686
Amortization of debt expense	7,977		7,392		6,388		5,724		3,904
Interest component of rent expense	24,364		22,342		14,332		11,882		7,500
Fixed charges	$157,047		$144,834		$100,722		$104,914		$68,090
Ratio of earnings to fixed charges	3.8	x	3.2	x	2.8	x	2.3	x	2.4	x